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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67528

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Chicago Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

960 Route 22 Suite 208
(No. and Street)

Fox River Grove, IL 60021
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven E. Knoop (847)277-1718
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siegel, Marvin M.
(Name – *if individual, state last, first, middle name*)

3330 Old Glenview Rd. Wilmette, IL 60091
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 09 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KA 3/30

OATH OR AFFIRMATION

I, Steven E Knoop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Chicago Advisors, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Dolores G. Trandel

Notary Public

"OFFICIAL SEAL"
Dolores G. Trandel
Notary Public, State of Illinois
My Commission Expires 4/01/2012

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Chicago Advisors, Inc.
Balance Sheet
As of December 31, 2008

ASSETS

Current Assets		
Cash in Checking		
Harris Bank	6,000.00	
UBS Money Market	111,592.25	
Total Cash		117,592.25
Accounts Receivable		6,421.09
Total Current Assets		124,013.34
Fixed Assets		
Computer	3,886.74	
Acc Depr - Computer	(3,886.74)	
Equipment	2,466.57	
Acc Depr - Equipment	(2,466.57)	
Total Fixed Assets		-
TOTAL ASSETS		$ 124,013.34

LIABILITIES & EQUITY

Current Liabilities		
Accrued Expenses	1,099.22	
Accrued Payroll Taxes	22,612.00	
Accrued SEP Contribution	51,000.00	
Total Current Liabilities		74,711.22
TOTAL LIABILITIES		74,711.22
Equity		
Common Stock	1,000.00	
Retained Earnings	48,302.12	
TOTAL EQUITY		49,302.12
TOTAL LIABILITIES AND EQUITY		$ 124,013.34

See Accountants Audit Report

First Chicago Advisors, Inc.
Report on Examination
For the Twelve Months Ended
December 31, 2008

Marvin M. Siegel CPA P.C.
Certified Public Accountants
3330 Old Glenview Road, Suite 7
Wilmette, Illinois 60091
(847) 256-8355

Independent Auditor's Report

To the Board of Directors
Barrington, IL

I have audited the accompanying statement of financial condition of First Chicago Advisors, Inc. (An Illinois Corporation) as of December 31st, 2008, and the related statements of income, changes in Financial Condition and statement of changes in stockholders equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Chicago Advisors, Inc. as of December 31st, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
February 2, 2009

Certified Public Accountant

First Chicago Advisors, Inc.
Balance Sheet
As of December 31, 2008

ASSETS

Current Assets		
Cash in Checking		
Harris Bank	6,000.00	
UBS Money Market	111,592.25	
Total Cash		117,592.25
Accounts Receivable		6,421.09
Total Current Assets		124,013.34
Fixed Assets		
Computer	3,886.74	
Acc Depr - Computer	(3,886.74)	
Equipment	2,466.57	
Acc Depr - Equipment	(2,466.57)	
Total Fixed Assets		-
TOTAL ASSETS		$ 124,013.34

LIABILITIES & EQUITY

Current Liabilities		
Accrued Expenses	1,099.22	
Accrued Payroll Taxes	22,612.00	
Accrued SEP Contribution	51,000.00	
Total Current Liabilities		74,711.22
TOTAL LIABILITIES		74,711.22
Equity		
Common Stock	1,000.00	
Retained Earnings	48,302.12	
TOTAL EQUITY		49,302.12
TOTAL LIABILITIES AND EQUITY		$ 124,013.34

See Accountants Audit Report

First Chicago Advisors, Inc.
Statement of Income
As of December 31, 2008

INCOME		
Revenue		$ 376,640.81
EXPENSES:		
Advertising and Marketing	26,784.87	
Auto Expenses	7,175.66	
Bank Charges	192.50	
Contributions	4,500.00	
Computer Expenses	677.55	
Dues & Subscriptions	897.93	
Filing Fees	4,220.00	
Insurance	2,093.12	
Legal & Professional	8,011.45	
Meals & Entertainment	5,268.70	
Miscellaneous	101.42	
Office Supplies	5,161.36	
Officer Salary	186,185.00	
Other Salaries	18,000.00	
Payroll Tax Expense	10,569.04	
Pension Expense	51,000.00	
Postage	440.86	
Printing Expense	116.11	
Rent	11,943.00	
Telephone	6,267.86	
Travel	15,231.17	
Utilities	701.79	
Total Expenses		$ 365,539.39
Net Operating Income		11,101.42
Interest Income	610.99	
Total Other Income		610.99
Other Expenses - IL Taxes	268.00	
Total Other Expense		(268.00)
Net Profit for the Period		$ 11,444.41

See Accountants Audit Report

First Chicago Advisors, Inc.
Statement of Changes in Finanical Condition
Year Ended December 31, 2008

Sources of Cash Flow		
Income Year Ended December 31, 2008		11,444.41
Increase in Accrued Expenses	38,437.76	
Decrease in Accounts Receivable	21,747.24	
		60,185.00
Total Sources of Cash Flow		71,629.41
Uses of Cash Flow		
Distributions to Shareholder	291.94	
Total Uses of Cash Flow		291.94
Net Increase in Cash Flow		71,337.47
Beginning Cash January 1, 2008		46,254.78
Ending Cash December 31, 2008		117,592.25

See Accountants Audit Report

First Chicago Advisors, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2008

Retained Earnings January 1, 2008	$	37,149.65
Profit Year End December 31, 2008		11,444.41
Distributions Year Ended December 31, 2008		(291.94)
Retained Earnings December 31, 2008	$	48,302.12

See Accountants Audit Report

First Chicago Advisors, Inc.
Reconciliation of Unaudited to Audit Statements of Finiancial Condition
Year Ended December 31, 2008

For the year ended December 31, 2008, there is no reconciliation needed between the audited and unaudited Statements of Financial Condition.

See Accountants Audit Report

Marvin M. Siegel CPA P.C.
Certified Public Accountants
3330 Old Glenview Road, Suite 7
Wilmette, Illinois 60091
(847) 256-8355

To the Board of Directors:

In planning and performing my audit of the financial statements of First Chicago Advisors, Inc (the Company) as of and for the year ended December 31st, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required y rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31st, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 2, 2009

Certified Public Accountant

Notes to Financial Statements
December 31st, 2008

Note 1 Organization and Nature of Business

The Company was formed on January 18th, 2005 as a Corporation under the laws of the State of Illinois Act.

The terms of the Company is perpetual unless and until dissolved in accordance with the provision of the member's operating agreement.

The Company is registered as a non-clearing broker/dealer and was approved as a member of the National Association of Securities Dealers, Inc (NASD) in September.

The Company was formed for the purpose of assisting in the private placement of securities, along with other securities business activities such as mergers, acquisitions and other corporate reorganization transactions including financial advisory services.

The Company is wholly owned by Steven Knoop

Note 2 Summary of Significant Accounting Policies

A Summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Accrual Basis of Accounting

The Company uses the Accrual Basis of Accounts.

Property and Equipment

Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the straight-line depreciation method.

Income Taxes

The Company has elected to be treated as a Subchapter S Corporation for income tax purposes. Generally, any taxable income of a Subchapter S Corporation flows through to the shareholder and is reported on personal income tax returns.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers only bank accounts to be cash equivalents.

Note 3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31st, 2008, the Company had net capital and net capital requirements of $40,649.19 respectively. The net capital rule may effectively restrict the payment of shareholder capital withdrawals.

Note 4 Employee Benefit Plan

The Company maintains a Sep IRA profit sharing plan for all eligible employees. Employees are eligible to participate in the plan if they are 21 years of age, employed as a regular full-time employee and have completed 30 days of service.

Note 5 Subsequent Events

None

First Chicago Advisors, Inc.
32 Otis Road
Barrington, IL 60010

CRD #143137

Net Capital Contribution as of December 31, 2008

Cash	6,000.00
Money Market Investments	111,592.25
Total Assets	124,013
Less: Total Liablilities	74,711.22
Net Worth	49,302.12
Less Non-Allowable Assets:	
All Receivables	6,421.09
Computer	-
Equipment	-
Software	$ -
Tentative Net Capital	42,881.03
Less: Haircuts	
Money Market Account (2.0%)	2,231.85
Net Captial	$ 40,649.19
Min. Net Capital Requirement	5,000.00
Excess Net Capital	35,649.19
Aggregate Indebtedness	74,711.22 x
Al/Net Capital	1.838
Excess at Al/NC=8	26,310.28
(First year requirement)	

First Chicago Advisors, Inc.
32 Otis Road
Barrington, IL 60010

CRD #143137

Net Capital Contribution as of December 31, 2008

Cash	6,000.00
Money Market Investments	111,592.25
Total Assets	124,013
Less: Total Liablilities	74,711.22
Net Worth	49,302.12
Less Non-Allowable Assets:	
All Receivables	6,421.09
Computer	-
Equipment	-
Software	$ -
Tentative Net Capital	42,881.03
Less: Haircuts	
Money Market Account (2.0%)	2,231.85
Net Captial	$ 40,649.19
Min. Net Capital Requirement	5,000.00
Excess Net Capital	35,649.19
Aggregate Indebtedness	74,711.22 x
Al/Net Capital	1.838
Excess at Al/NC=8	26,310.28
(First year requirement)	

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: FIRST CHICAGO ADVISORS, INC.

Address: 960 Route 22
Suite 208
Fox River Grove, IL 60021

Telephone: (847) 277-1718

SEC Registration Number: 8-67528

FINRA Registration Number: 143137

(ii) Accounting Firm

Name: MARVIN M. SIEGEL, CPA P.C

Address: 3330 OLD GLENVIEW ROAD, SUITE 7
Wilmette, IL 60091

Telephone: (847) 256-8355

Accountant's State Registration Number:
0600055IF

(iii) Audit date covered by the Agreement:

December	31	2008
(Month)	(Day)	(Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]

Name: STEVEN E. KNOOP

(By Firm's FINOP or President)

Title: President and FINOP Date: 2/23/05